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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                          -----------------------------

      In the Matter of:

      CENTERPOINT ENERGY, INC.       CERTIFICATE OF
      1111 Louisiana                  NOTIFICATION
      Houston, Texas  77002

      (70-10128)


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                          ----------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended December 31, 2004. Unless defined herein, capitalized terms have the meaning given them in the Application.

     1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

         None.
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     2.  The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

         76,978 shares were issued under the Investor's Choice Plan.

         234 shares of common stock were issued under the terms of the NorAm 6-1/4% Convertible Junior Preferred security.

         76,329 stock options that had been granted previously under the Company's Long Term Incentive Plan were exercised.

         20,000 shares of common stock were granted to the non-executive Chairman of the Company's Board of Directors in October 2004 under the terms of an agreement regarding his services as Chairman.

         456 shares of time based restricted stock that had been granted under the Company's Long Term Incentive Plan in 2001 vested.

     3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

         None.

     4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

         See Exhibit A.

     5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

         No long-term debt was issued during the quarter.


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         None of the Company's debt is classified as short-term debt.

     6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

         As of December 31, 2004, GasCo had a revolving credit facility that provided for an aggregate of $250 million in committed credit. The revolving credit facility terminates on March 23, 2007. Fully-drawn rates for borrowings under this facility, including the facility fee, are London interbank offered rate (LIBOR) plus 150 basis points based on current credit ratings and the applicable pricing grid. As of December 31, 2004, such credit facility was not utilized.

         No long-term debt was issued during the quarter.

         The Utility Subsidiaries did not have any short-term debt outstanding as of the end of the quarter.

     7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Company Act, as amended.

         None.

     8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

         None.

     9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

         The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed.



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     10. The information required by a Certificate of Notification on Form
         U-6B-2.

         Not applicable.

     11. The amount and terms of any other securities issued under the authority sought herein during the quarter.

         None.

     12. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

         See Exhibit B hereto. See also the Annual Report on Form 10-K filed by the Company on March 16, 2005 (File No. 1-31447), the Annual Report on Form 10-K filed by CenterPoint Energy Resources Corp. on March 24, 2005 (File No. 1-13265), and the Annual Report on Form 10-K filed by CenterPoint Energy Houston Electric, LLC on March 24, 2005 (File No. 1-3187), all of which are incorporated herein by reference.

     13. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

         See Exhibit C hereto.

     14. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         See Exhibit D hereto.

     15. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

         See Exhibit E hereto.


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     16. As to each financing subsidiary, (a) the name of the subsidiary; (b)
         the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

         See Exhibit F hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

     17. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006.

         See Exhibit G hereto.

     18. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

         On December 13, 2004, Texas Genco, LP ("Genco LP"), an indirect wholly-owned subsidiary of Texas Genco Holdings, Inc. ("Texas Genco") that then conducted substantially all of Texas Genco's business operations, merged with a newly formed wholly-owned subsidiary of Texas Genco ("Genco II LP") in a multiple survivor merger under Texas law. As a result of the merger, (1) both entities survived, (2) all of Genco LP's nuclear assets and liabilities, which relate primarily to its interest in the South Texas Project Electric Generating Station, and its available cash remained with Genco LP, and (3) all of Genco LP's non-nuclear assets and liabilities, which related primarily to its coal, lignite and gas-fired generation facilities, were allocated to Genco II LP. On December 14, 2004, Texas Genco merged with an indirect wholly-owned subsidiary of CenterPoint. As a result of the merger, Texas Genco became an indirect wholly owned subsidiary of CenterPoint, and all of Texas Genco's



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         publicly-held shares (other than 227 shares held by shareholders who validly perfected their dissenter's rights under Texas law) were converted into the right to receive $47 per share in cash without interest less any applicable withholding taxes. Texas Genco's shares ceased to be publicly traded as of the close of trading on December 14, 2004. The mergers were part of the first step of the sale transaction announced in July 2004 in which Texas Genco LLC (formerly known as GC Power Acquisition LLC), an entity owned in equal parts by affiliates of The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group, agreed to acquire Texas Genco for approximately $3.65 billion in cash. On December 15, 2004, Texas Genco sold Genco II and another operating subsidiary, Texas Genco Services, LP, to Texas Genco LLC in exchange for $2,813 million in cash.

     19. A report of service transactions among the Company (or any other system service provider) and the Utility Subsidiaries containing the following information (a) a narrative description of the services rendered; (b) disclosure of the dollar amount of services rendered in (a) above according to category or department; (c) identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs; and (d) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

         See Exhibit H hereto.




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         All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                                CENTERPOINT ENERGY, INC.

                                By:  /s/  Rufus S. Scott
                                    ----------------------------------
                                    Rufus S. Scott
                                    Vice President, Deputy General
                                    Counsel and Assistant Corporate
                                    Secretary

Dated:  March 31, 2005



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Exhibits
--------

Exhibit          Description

Exhibit A        CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp.
                 Guaranties Issued or Amended During Fourth Quarter 2004 (filed in connection herewith with a request for confidential treatment)

Exhibit B        Consolidated Balance Sheets for CenterPoint Energy, Inc. and
                 Subsidiaries, CenterPoint Energy Houston Electric, LLC and
                 Subsidiaries, and CenterPoint Energy Resources Corp. and
                 Subsidiaries (as of December 31, 2004)

Exhibit C        Capital Structure Chart of CenterPoint Energy, Inc.,
                 CenterPoint Energy Houston Electric, LLC, and CenterPoint
                 Energy Resources Corp. as of December 31, 2004

Exhibit D        Retained Earnings Analysis of CenterPoint Energy, Inc.,
                 CenterPoint Energy Houston Electric, LLC, and CenterPoint
                 Energy Resources Corp.

Exhibit E        Money Pool Participants and Outstanding Borrowings as of
                 December 31, 2004

Exhibit F        CenterPoint Energy, Inc. Investments in Financing Subsidiaries
                 as of December 31, 2004

Exhibit G        CenterPoint Consolidated Financials (forecasts through 2006)
                 (filed in connection herewith with a request for confidential treatment)

Exhibit H        Information on Service Transactions between CenterPoint Energy
                 Service Company, LLC and Utility Subsidiaries (Corporate
                 Services, Support Services and Information Technology Services)